Exhibit 99.1

Sequans Communications S.A. Announces Launch of Public

Secondary Offering of American Depositary Shares

PARIS, France – December 7, 2020 – Sequans Communications S.A. (NYSE: SQNS), (“Sequans” or the “Company”), a leading developer and provider of 5G and 4G chips and modules for IoT devices, today announced the launch of an underwritten public secondary offering of its American Depositary Shares (the “ADSs”). Each ADS represents four ordinary shares of the Company, nominal value €0.02 per share. The ADSs to be sold in the proposed offering will be offered by Nokomis Capital Master Fund, LP (“Nokomis”) and will be issued pursuant to the conversion of $12.4 million in principal and accrued paid-in-kind interest of Sequans’ convertible notes. The Company expects to grant the underwriters a 30-day option to purchase up to an additional 15% of the number of ADSs sold by Nokomis in the proposed offering to cover over-allotments, if any. The proposed offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering. The Company intends to use the net proceeds from the over-allotment option, if exercised, for general corporate purposes, including the payment of certain expenses associated with the secondary offering.

B. Riley Securities is acting as sole bookrunner for the offering.

The proposed offering is being made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-250122) that was declared effective by the Securities and Exchange Commission (“SEC”) on November 24, 2020. The ADSs may be offered only by means of a prospectus. A preliminary prospectus supplement describing the terms of the proposed offering and the accompanying base prospectus will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and accompanying prospectus relating to the proposed offering, when available, may be obtained from B. Riley Securities, Inc., Attention: Prospectus Department, 1300 17th St. North, Ste. 1300, Arlington, VA 22209, or by email at prospectuses@brileyfin.com, or by telephone at (703) 312-9580. The final terms of the proposed offering will be disclosed in a final prospectus supplement to be filed with the SEC.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Sequans Communications

Sequans Communications S.A. (NYSE: SQNS) is a leading developer and provider of 5G and 4G chips and modules for IoT devices. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband and critical IoT applications, Sequans offers a product portfolio based on its Cassiopeia 4G Cat 4/Cat 6 and high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China.

Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “will,” and similar expressions are intended to identify forward-looking statements. The forward-looking statements in this press release include statements about the Company’s expectations regarding the completion of the proposed secondary public offering, its expectations with respect to granting the underwriters a 30-day option to purchase additional ADSs and the anticipated use of proceeds from the over-allotment option, if any. These statements involve risks, estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in these statements, including, among others, risks and uncertainties associated with market conditions and the satisfaction of customary closing conditions related to the proposed offering, as well as risks and uncertainties associated with the Company’s business and finances in general. In addition, please refer to the risk factors contained in the Company’s Form 20-F for the fiscal year ended December 31, 2019 and other SEC filings available at www.sec.gov. Given these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements for any reason, except as required by law.

Investor Contacts:

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com

Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Disclaimer

The announcement is for information purposes only and does not, and shall not, in any circumstances, constitute a public offering by Sequans, nor a solicitation of an offer to subscribe for securities in any jurisdiction outside the United States, including France. No prospectus (including any amendment, supplement or replacement thereto) or any other offering material has been prepared in connection with the offering of the ADSs that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no ADSs have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the prospectus or any other offering material relating to the ADSs have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) and/or restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in Articles L. 411-2, D. 411-1, D. 411-4, D.744-1, D.754-1 and D. 764-1 of the French Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired ADSs may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier and applicable regulations thereunder. This communication does not constitute an offer or invitation to subscribe for or to purchase any of the ADSs and neither this communication nor anything herein shall form the basis of any contract or commitment whatsoever. Any contact with potential qualified investors in France does not and will not constitute financial and banking solicitation (démarchage bancaire et financier) as set forth in Articles L. 341-1 and seq. of the French Code monétaire et financier.

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